Filed by Pulte Homes, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No. for Registration Statement
on Form S-4: 333-158974
Pulte Homes, Inc. Q2 2009 Earnings Conference Call — Final Transcript

August 4, 2009
CORPORATE PARTICIPANTS
Jim Zeumer
Pulte Homes Inc. — VP Investor & Corporate Communications
Richard Dugas
Pulte Homes Inc. — President, CEO
Roger Cregg
Pulte Homes Inc. — EVP, CFO
Steve Petruska
Pulte Homes Inc. — EVP, COO
Mike Schweninger
Pulte Homes Inc. — VP, Controller
CONFERENCE CALL PARTICIPANTS
Mike Rehaut
JPMorgan — Analyst
Daniel Oppenheim
Credit Suisse — Analyst
Ivy Zelman
Zelman & Associates — Analyst
Nishu Sood
Deutsche Bank — Analyst
Ken Zener
Macquarie Research Equities — Analyst

Josh Levin
Citigroup — Analyst
Megan McGrath
Barclays Capital — Analyst
Jay McCanless
FTN Equity — Analyst
Eric Landry
Morningstar — Analyst
Dave Goldberg
UBS — Analyst
Carl Reichardt
Wells Fargo Securities — Analyst
Alex Byron
Agency Trading Group — Analyst
Jim Wilson
JMP Securities — Analyst
Buck Horn
Raymond James — Analyst
PRESENTATION
Operator
Good day, ladies and gentlemen and welcome to the second quarter Pulte Homes, Incorporated earnings conference call. At this time, all participants are in listen-only mode. We will conduct a question-and-answer session toward the end of this conference. (Operator Instructions). As a reminder this conference is being recorded for replay purposes. I would like to turn the call over to Jim Zeumer, Vice President of Investor and Corporate Communications. Please proceed, sir.
Jim Zeumer — Pulte Homes Inc. — VP Investor & Corporate Communications
Thank you, good morning this is Jim Zeumer and I want to thank everyone for joining us on the call this morning to discuss Pulte Homes financial and operating results for the three and six months ended June 30, 2009. On the call with me to discuss results are Richard Dugas, President and Chief Executive Officer. Steven Petruska, Executive Vice President and Chief Operating Officer, Roger Cregg Executive Vice President and Chief Financial Officer and Mike Schweninger, Vice President and Controller. For those of you who have access to the Internet, a slide presentation is available on PulteInc.com and it will accompany this discussion. The presentation will be archived on the site for the next 30 days for those of you who want to review it at a later time.
As with prior conference calls, I want to alert everyone listening on the call and via the Internet that certain statements and comments made during the course of this call must be considered forward-looking statements as defined by the Securities Litigation Reform Act of 1995. Pulte Homes believes that such statements are based on reasonable assumptions but there are no assurances that actual outcomes will not be materially different from those discussed today. All forward-looking statements are based on information available to the Company on the date of this call and the Company does not under take any obligation to publicly update or revise any forward-looking statements as a result of new information in the future. Participants in today’s call should refer to Pulte’s Annual Report on Form 10-K for the year ended December 31, 2008 and last night’s press release for a detailed list of risks and uncertainties associated with the business.
As always, at the end of our prepared comments we will have time for Q&A. We will wait until then to open the queue for questions. Let me turn the call over to Richard Dugas for his opening comments. Richard.
Richard Dugas — Pulte Homes Inc. — President, CEO
Thanks Jim and thank you to everyone joining us on the call today. Coming as we do toward the end of the reporting season I’m not sure there is much new ground to cover with regard to the state of the US housing industry. In fact, I see Pulte’s results as indicative of what you have heard over the past few weeks and that scattered throughout are results are a number of encouraging data points but we can fully appreciate that depending on your view of the industry you can see a glass that is half full or half empty. Sequentially, our second quarter numbers show a seasonal up-tick with consistent or improving results in a number of key areas. Sign-ups for the quarter increased 11%, while our community count actually fell by just over 9% relative to the first quarter. Cancellation rates were stable and backlog improved from quarter to quarter.
We also realized positive cash flow from operations in the second quarter, which is a strong performance given that it is a period in which we have historically consumed cash. It is also encouraging to see impairments decline more than 70% from the first quarter of 2009. In combination, all these factors resulted in Pulte narrowing its reported loss between the first and second quarters. These results keep the Company on track to, again, be cash flow positive for 2009, excluding any tax refunds and move Pulte one step closer to our immediate goal of returning to profitability. Appreciating that some of the pick-up was seasonal, Pulte second quarter results are still encouraging, especially given the weak backdrop the industry experienced during the back half of 2008.
Looking at the business from the first to second quarters, there are certainly traces of stability to be found. That being said, Pulte’s year-over-year results point to industry that still faces some serious macro head winds including weak economy, rising unemployment, and fragile consumer confidence. Beyond the macro issues, our operations continue to battle the local day-to-day challenges of limited buyer demand matched up against too much standing inventory and pricing distorted by foreclosed properties. The end result being key quarterly performance numbers for Pulte that are down meaningful from the prior year.
During recent investor presentations we used the word choppy when talking about market conditions. From national government statistics to local results you can find enough data points to suggest conditions may be transitions but then you run into periods where a market hit a downdraft or poor government issues poor national statistics and you are left scratching your head and questioning what is really happening in the industry. While I’m sure that everyone involved with the home building industry wants to be optimistic that conditions are stabilizing, until we see many more positive data points, we at Pulte remain focused on a handful of drivers and metrics which we view as critical to maintaining and improving our business results over the near-term. Specifically, we are preserving our balance sheet strength and flexibility. With over $1.6 billion in cash, and nothing outstanding on revolver, we are well positioned to work through the tough economic and market conditions, and take advantage of opportunities when they develop. We have to return to profitability as quickly as possible. We entered the downturn with a strong capital structure which is allowing us to weather the storm but have to get back to making money. Achieving profitability is a goal that each of our employees understands. Obviously the road to profitability starts with improving margins, the second quarter margins improved modestly but continue to show the negative impact excessive spec inventory can have as we closed specs we elected to sell aggressively in prior periods.
Looking to the second half of 2009, we expect margins to recover as they benefit from fewer spec closings and emphasis on the build-to-order model and actions we have already taken to reduce material and labor costs. Roger and Steve will both have more on margins later. Finally, we need to get more leverage on our SG&A. In the second quarter we reduced SG&A by $64 million relative to last year, but clearly it needs to scale lower. Through the merger planning work we have identified needed actions to achieve the targeted overhead savings. Now with the transaction part of the merger coming to a close, we will move quickly to implement those actions.

Having mentioned the merger, let me give a quick update on how things are progressing before turning over the call. Following completion of SEC reviews, Pulte and Centex have mailed proxy materials in support of the special meeting’s of shareholders that each company will hold August 18. Anticipating a favorable outcome, we look to close the transaction promptly and then immediately transition to the work of actually merging the two companies. Since announcing the merger four months ago, teams of functional experts from both companies have invested literally thousands of hours planning for the affective integration of the organizations. We fully appreciate that successful mergers take incredible focus, effort and speed, and we are working hard to make sure we achieved all of the operating and financial benefits which underpin this deal. To ensure we can move quickly, once the deal is complete, we have already identified almost the entire corporate and field organization that will run the new company and in many ways it truly will be a new company. Within a planning process has been exhaustive analysis of the critical business processes of both companies to help guide us in selecting the best practices regardless of the originating company. From accounting and information systems to construction and purchasing, we are taking this opportunity to create an all star lineup.
Having now had four additional months in which to analyze the cost saving’s opportunities surrounding this merger, I can tell you that we are well positioned to achieve the targeted $350 million in synergies and cost savings. We have spent a lot of time detailing the savings from the corporate and field overheads that were estimated when the merger was announced. We continue to target approximately $100 million in corporate, and additional $150 million in field synergies. In addition, we expect to realize $100 million in annual interest savings resulting from the retirement of more than $1 billion of debt maturities. As previously announced we expect to complete any associated actions needed to achieve these savings before year end. Let me just pause a second and say that while we talk about dollars and savings, down the line these often represent people and we try to never forget that; these decisions have been difficult, but we have been very structured and thoughtful in our selection process and worked to treat all affected employees with respect. The professionalism displayed by everyone throughout the organization says a lot about the quality of people within the Pulte and Centex Organizations. Let me also say that the merger planning process has been extensive and resulted in many people doing two jobs. I want to thank the leadership of both Pulte and Centex who have dedicated tremendous effort and expertise to this undertaking. Everyone recognizes the need to turn this opportunity into operating success and create a company with unmatched capabilities.
Before turning the call over the Roger I want to offer additional thought about our pending merger with Centex. With a very clear vision we can see the merger acting as an accelerant for Pulte Homes, enabling us to achieve our key objectives faster and to a greater level. From returning to profitability, to driving greater operating and overhead efficiencies, to implementing a comprehensive branding strategy, the combination of Pulte with Centex will get us there faster; this is a powerful combination. Let me now turn the call over to Roger. Roger.
Roger Cregg — Pulte Homes Inc. — EVP, CFO
Thank you Richard and good morning everyone. The second quarter home building net new unit order rate decreased approximately 34% from the second quarter last year, on approximately 26% less communities. Revenues’ from home settlements for the home building operations decreased approximately 58% from the prior year quarter to approximately $654 million. Lower revenues reflect lower unit closings that were below prior year by approximately 54%. The average sales price decreased approximately 9% verses the prior year quarter to average of $261,000.
In the second quarter, land sales generated approximately $4 million in total revenues, which is a decrease of approximately $21 million, versus the previous year’s quarter. Home building gross profits from home settlements for the quarter including home building interest expense was a loss of approximately $71 million, versus a gain of $18 million in the prior year quarter. Home building gross margins from home settlements, as a percentage of revenues, was a negative 10.9% compared with a positive 1.1% in the second quarter of 2008. The change in margin conversion versus the prior year is attributed to lower community valuation adjustments in the current quarter offset by reduced closing volumes and increased selling incentives. Adjusted the current quarter for land and community valuation charges of approximately $109 million, the gross margins from home settlements, as a percent of revenues was approximately 5.8% for the quarter. In addition, the gross margin for the second quarter excluding the valuation adjustments and interest expense, resulted in a 9.4% conversion, compared to 8.6% for the first quarter of 2009.

We expect sequential quarterly improvements over the next several quarters in gross margins as we work through the backlog of higher incentives from the fourth and first quarters, in addition to the house cost reduction initiatives we executed during the first quarter of 2009. Home building interest expense decreased during the quarter to approximately $33 million, versus approximately $39 million in the prior year. Included in the interest expense of $33 million is an additional $10 million of expense related to land and community valuation adjustments taken in the current quarter. Also included in the gross margin for the quarter, was a charge related to land and community valuation adjustments in the amount of approximately $99 million.
For the second quarter we tested approximately 69 communities for potential impairment and valuation adjustments which were down from approximately 150 communities we tested in the first quarter of 2009. We recorded valuation adjustments on a approximately 43 communities for the quarter, of which approximately 32 communities or 74% have been previously impaired. Of the $99 million of land and community valuation adjustments approximately 53%, or $52 million, were related to Del Webb Communities. The total gross loss from land sales posted for the quarter was approximately $7.2 million. The loss is mainly attributed to the fair market value adjustment in the current quarter for land being held for disposition and land sold in the amount of approximately $7.3 million, which is included in the land cost of sales.
Home building SG&A expenses as a percentage of home sales for the quarter was approximately 17.5%, or $114 million, a decrease of approximately $64 million, or approximately 36% versus the prior year quarter. The current quarter reflects the reduced level of expenditures in all categories associated with decline in volume and also, included approximately $4 million in severance related to overhead reductions and merger and integration expenses. In the home building, other income, and expense category for the quarter the income of approximately $5 million, includes approximately $11 million, related to the favorable resolution of certain matters arising from two prior land sale’s transactions partially offset by a valuation adjustment in several unconsolidated joint venture investments and all other miscellaneous operating expenses. The home building pretax loss for the second quarter of approximately $187 million, resulted in a pretax margin of approximately a negative 28.5%, on total home building revenues. Excluding the land charges related to the valuation adjustments in land inventory and investments, land held-for-sale, severance and related charges, and the merger and integration expenses home building pretax margins converted at approximately at a negative 9.7% from operations or approximately a $64 million loss for the current quarter.
The pretax loss from Pulte’s Financial Services operation for the second quarter was approximately $9.4 million, or a decrease compared with the previous year’s quarter of approximately $20 million. The loss in the quarter is mainly attributed to the 54% reduction in loan origination principal volume from reduced settlements and in addition, we increased our loan loss reserves by approximately $16 million during the quarter, related to foreclosed properties and losses on loans held-for-investment, repurchased or reinsured. The product mix in the second quarter, for funded agency originations were approximately 99.7% of loans funded from the financing line, versus 98.6% for the same period last year. Non-agency funded originations fell from 1.4% of loans funded from the financing line last year to less than 1% this quarter.
Additionally, within the funded agency originations, FHA loans were approximately 34% of the loans funded from the financing line, in the second quarter, compared to approximately 30% in the first quarter of 2009. The level of adjustable rate mortgage products originated during the second quarter of 2009, decreased from approximately 3% of origination dollars fund from the line in the second quarter in the previous year to 0.1% this quarter. Pulte mortgages capture rate for the current quarter was approximately 91%. Mortgage origination dollars decreased in the quarter approximately $472 million or 54% compared to the same period last year. The decrease is related to the volume decrease in the home builder closing activity for the quarter. The average FICO scores of our loans closed for the period was 752, increasing over the 744 score of the first quarter of 2009, and up from the 736 score for the same period last year. Nonoperating category pretax income for the second quarter of approximately $10 million, includes corporate expenses of approximately $8 million, offset by $2 million in net interest income related to the invested cash balance during the quarter. In addition, we realized a gain of approximately $16 million, on the repurchase of debt during the quarter, representing approximately $193 million, in face value.
For the second quarter, the Company’s pretax loss was approximately $187 million. Excluding the charges related to the valuation adjustments in land inventory and investments, land held-for-sale, severance and related charges, and the merger and integration expenses, and the gain on repurchase debt, we had a pretax loss from operations of $79 million for the Company in the current quarter. The net loss for the second quarter was approximately $189 million, or loss of $0.74 per share, as compared to a net loss of $158 million, or loss of $0.63 per share for the same period last year. The second quarter of 2008, reflected a tax benefit of approximately $57 million, primarily due to an adjustment in the deferred income tax assets. The number of shares used in the earnings per share calculation was approximately 254.8 million shares for the second quarter of 2009. Reviewing the balance sheet for the quarter we ended with a cash balance of approximately $1.64 billion, decreasing approximately $110 million from the first quarter of 2009. House and land inventory ended the quarter at approximately $3.7 billion. Excluding the inventory valuation adjustments for the second quarter, approximately $109 million, total inventory decreased approximately $68 million for the first quarter — from the first quarter, excuse me. House inventory, excluding land for the quarter decreased approximately $95 million. Land inventory during the second quarter excluding valuation adjustments increased approximately $27 million, from the first quarter. The major changes in land inventory from the first quarter, were from land relief through home settlements of approximately $166 million, offset by investments in rolling lot option takedown and purchases of approximately $29 million, land development spending of approximately $119 million for the quarter, and increase in capitalized interest and reclassifications from land held-for-sale totaling $45 million.
In accordance with FAS 109, Accounting for Income Taxes, at June 30, we had net deferred tax assets of approximately $1.3 billion, which were offset by a full valuation allowance due to the uncertainty of realizing these deferred tax assets. The major components of the net cash use for the quarter of approximately $110 million, resulted from the decrease in inventory contributing approximately $68 million through the reduction of house inventory, offset by a slight increase in land inventory.
Also during the second quarter, we took advantage of the opportunity to repurchase $193 million, of principal senior notes for $176 million in cash. This is in line with stated goal as announced with the merger of Centex, which is to retire in excess of $1 billion of debt prior to the end of 2009. With approximately $1.64 billion in cash at the end of second quarter, we had no out standing balance on the revolving credit facility at the end of the quarter. The company’s gross debt to total capitalization ratio was approximately 58% and on a net basis 38.4%. Interest incurred amounted to approximately $53 million in the second quarter compared to $57 million for the same period last year. Pulte Home’s shareholders equity for the second quarter was approximately $2.1 billion. We repurchased no shares during the quarter and the Company has approximately $102 million remaining on our current authorization. On our financial covenants for the second quarter the required debt to total capitalization ratio was not to exceed 55%, and at June 30, the ratio as defined in the credit facility was 53.3%. And the tangible net worth cushion as defined in the credit agreement was approximately $41 million. In addition, at June 30, we were in compliance with all of the covenants under the credit facility.
I will now turn the call over to Steve for additional comments on the quarter. Steve.
Steve Petruska — Pulte Homes Inc. — EVP, COO
Thanks Roger. Good morning everyone. In thinking about the first quarter and first six months of 2009, what may be more telling than any of the specific numbers is the overall sense of stability as we move through the weeks and months. Certainly, we continue to experience market swings and shifts in industry conditions, but relative to the incredible volatility the industry has experienced over the past couple of years the moves have been muted. In a word, I would say business has been consistent for the past few months. Within this environment we are operating against a very narrow agenda that supports the immediate goals of conserving cash and returning the business to profitability. To that end, we continue to maintain very tight controls over our house inventory as we work towards a more of a build-to-order model.
At quarter end, Pulte’s speculative home inventory stood at approximately 1800 units, which was down 24% from the end of the first quarter 2009, and down over 40% from the same period last year. Of these homes less than 800 were finished specs, which is a drop of 40% from the end of the first quarter. Of the remaining specs most are sitting at the start stage and even within that number a high percentage represents a tax product we are building so just pouring the foundation can add 40 to 50 units to our spec inventory. As discussed earlier, having some specs can be helpful in capturing certain types of buyers but having too many in the pipeline in any given community is recipe for margin pressure, and we saw that again, in second quarter as we closed a number of spec homes. The teams have done a good job selling through the specs during the first six months of this year and have maintained discipline with regard to not starting additional units during the quarter. By lowering our inventory we reduced cash invested in the business and we eased some of the pressure on margins.

When combined with other initiatives to reduce material and labor costs, we can see our way towards improved results as aggregate margin for houses and backlog have trended higher. Consistent with my comments during our Q1 call we expect the benefit of or action will have a meaningful impact on reported margins in the latter half of 2009. Although not factored into the $350 million in synergies Richard discussed, combining the Centex volumes with ours provides an opportunity to drive purchasing and production efficiencies to another level. Along with our material and labor cost we continue to make progress aligning overheads with current volumes. We did some good work in Q2 but now with the merger closing date approaching we can and will do more. Obviously, in markets where Pulte and Centex have overlapping operations we can quickly combine the two field offices, this opportunity exists in roughly 85% of our markets, which is a big piece of the $150 million in field synergies we have estimated in bringing together our two organizations. We fully appreciate that our actions will impact people’s lives so we don’t take any of this lightly, but we also understand we will need to move quickly to implement changes once the merger closes, our goal is to achieve profitability as quickly as possibility.
In light of market conditions we are also being very careful in managing our lot inventory, Pulte had less than 119,000 lots under control at the end of our 2009 second quarter, a 12% reduction when compared with the prior year second quarter. Of the total lots approximately 97,000 were owned and approximately 22,000 were controlled with options. We are maintaining tight controls on our investments in land and related development but we starting to see select asset efficient deals that make financial sense. Though each deal is different, the typical project profile is smaller in size, finished lots, option take downs, quick turning opportunities with limited capital outlays. As and example, two weeks ago we were able to secure an opportunistic deal in Tucson which allowed us to get the Del Webb name back into that market with within a roughly 500 home community. As we move forward there will be more and more opportunities for us to purchase these types of asset efficient projects and effectively blend them into Pulte’s overall portfolio.
In another sign that conditions are becoming more stable, the cancellation rate for the quarter was 22%, this rate was essentially unchanged from Q1 of this year, while showing dramatic improvement over the same period of 2008. Within this metric, our Del Webb communities continue to perform slightly better than our traditional projects with the cancellation rate running just over 19%. Clearly, we are seeing more people get comfortable buying a home as net sign-ups for the quarter were just under 3400 homes, which represents an increase from Q1 of 11%, or more than 300 houses. Although this was a year-over-year decrease of 34% from Q2 of 2008. It’s worth noting that the sequential increase in sign-ups was generated from a community count of 497, which was down 9% from the first quarter and down over 26% from last year.
Drilling down into Pulte’s operating areas with realized improved sign-ups in the Atlantic Coast, which was up 21% from the first quarter 2009. Strong quarter to quarter increases in Raleigh, Georgia, and the Mid Atlantic drove the improved Q2 results. Our Gulf Coast operations also experienced a nice increase in sign-ups for the quarter gaining 15% from Q1. Q2 results for Florida were flat, with the first quarter, while Texas markets showed significant gains in sign-ups relative to the first quarter. In the southwest, we realized a similar improvement in business as sign-ups for the quarter gained 12% from Q1 of this year. It was encouraging to see our Las Vegas pick up, as sign-ups increased by more than 36% relative to Q1, while our Arizona and New Mexico operations delivered stable to slightly up numbers in the quarter compared to Q1.
Out west, our California business in the quarter was essentially unchanged from Q1, as modest gains in northern Cal were offset by lower sign-ups in the markets in the southern part of the state. Finally, Pulte’s Great Lake operations continue to face the most difficult demand condition as the Midwest states struggled with a weak economic conditions, and ongoing uncertainty over the health and future of the auto industry. For the quarter, sign-ups in the Great Lakes decreased 2% from Q1 2009. I’m encouraged with our second quarter results and the trends we seen through the first half of 2009. Of course we would have liked to have seen more sign-ups, but as I said at the offset I think the quarter was note worthy in the consistency than total volume. Traffic, sign-ups and cancellation rates were steady throughout the quarter. Given the volatility, we experienced during the past couple of years, the second quarter in the first half of 2009 feel more stable and stability must occur before we see improvement. I will turn the call back over the Jim for Q&A. Jim.
Jim Zeumer — Pulte Homes Inc. — VP Investor & Corporate Communications
Thanks Steve. We will now open the call to questions, as we have done on prior calls we will keep to it one question and one follow up. If you have additional questions, feel free to get back in the queue or follow up with us directly.

QUESTION AND ANSWER
Operator
Thank you. (Operator Instructions). Your first question comes from the line of Mike Rehaut with JPMorgan. Please proceed.
Mike Rehaut — JPMorgan — Analyst
Thanks, good morning everyone.
Richard Dugas — Pulte Homes Inc. — President, CEO
Good morning, Mike.
Mike Rehaut — JPMorgan — Analyst
First question focus around the sales pace and we are all glad to see the improvement sequentially and the return of a seasonal pattern is encouraging. On a year-over-year basis, the absorption was down — sorry, 12%, by the numbers, it’s in contrast to the other builders reported so far that have seen year-over-year increase in absorption, is it possible, obviously you have your own business you can’t necessarily fully comment and maybe what the differences are, but to your extent possible, what do you think the state of the industry is in terms of the improvement in tone and trend and also I guess any comments on perhaps why the absorption pace hasn’t picked up more strongly for Pulte versus some of the other builders out there.
Richard Dugas — Pulte Homes Inc. — President, CEO
This is Richard. The experience we are experiencing are the similar to the others, quarter-over-quarter results from a year ago, we have had a big sales event, someone else may have had a weak quarter or strong quarter. I think the much more relevant thing right now is are we seeing improved business from what was a horrendous fourth quarter of last year, that’s why we are discussing more of the sequential improvement. Seems to be one of stability. If we go back on our own results since January or February we had a consistent sign-up pace, and an candidly not displeased with the sign-up pace. We talked about moving towards a build-to-order model looking for better margins later in the year. The sales pace as you look at it on a year-over-year basis is influenced by a number of factors, relative to what others are posting we are not disappointed with our sales pace it’s about getting back to profitability.
Mike Rehaut — JPMorgan — Analyst
And just a follow up, you mentioned that traffic in orders and can rates were steady, I was wondering for you could talk about if that also applied to pricing trends and in terms of pricing, how do you feel, we’ve been through a period of last 12, 18 months of on a national basis perhaps down 1 to 2% sequentially month to month. The data has shown some of the national stats so that’s moderated a bit. Have you seen that in any of your markets and perhaps on a regional basis, if you could talk about perhaps where pricing you observed is more stabilized over the past few months and by contrast where it’s still slipping month to month.
Richard Dugas — Pulte Homes Inc. — President, CEO
It’s Richard again, I will give general comments and turn it to Steve for more specifics. In general, pricing was a lot more stable this past quarter than we had seen particularly last year and encouraging coming off a relative stable first quarter, I say more stable in Q2, we actually had a couple of markets where we have been able to raise price very modest amounts. Having said that in some market are being pressured by appraisals, which is bringing pricing down relative to what we sold the homes for. I think the watch word is much more stable, I think you saw that in the impairment numbers which came down dramatically from over 400 million in Q1 to over 100 million in Q2. That’s just a general comment, Steve.
Steve Petruska — Pulte Homes Inc. — EVP, COO
Richard’s comments are spot on. It was much more stable. Obviously, there is some markets out there where we have more speculative inventory where we may have discounted a little bit to get through the inventory, a self implied pressure but on overall basis we are seeing stability across the board, probably softest where you would expect to see it softest, which would be the southwest markets, some southern California stuff, although not nearly as bad there and certainly Florida as we move through the inventory there. But overall basis, sequentially from the first quarter and look back into the fourth quarter last year, through a combination of that pricing stability, and in the movements we made to take cost out of it, we are seeing both margins on spec sales and margins on third sales starting to move in the right direction.
Operator
Your next question comes from the line of Daniel Oppenheim with Credit Suisse. Please proceed.
Daniel Oppenheim — Credit Suisse — Analyst
Wondering for you can talk about your goals on specs and getting it down to 1800 was a big improvement, 800 finished, looking at fewer than two per community in finished specs, what are the goals and are there any areas where it’s out of line with what is the terms of the overall company averages?
Richard Dugas — Pulte Homes Inc. — President, CEO
Mike, In this environment we see limited opportunity for spec inventory to make much of a positive difference. Our goals are to get lower from here. There is a difference in margins, that we are experiencing on spec units versus presold units, not accounting for what might happen at the appraisal line at closing. So our view is to drive it lower. Realistically, with the attached product that Steve spoke about it is hard to get it to zero but our goal is to bring it meaningfully lower.
Steve Petruska — Pulte Homes Inc. — EVP, COO
Mike, Dan, not all specs are created equal. Finished spec inventory we continue to stay most focused on. I would tell you operators would speak to on a per community basis not trying to have anymore than one per community on average would be a very worthy goal. As you look at community count around 500, that would tell you we are still sequentially about 300 more specs at a finished state than what we would like to have on average basis but clearly that varies from community to community across the country. The overall goal is to don’t drive it as low as possible and focus on the dirt sells sales in front of you and positive things around process to drive better cycle times in delivering the dirt sales that we know committed higher margins.
Daniel Oppenheim — Credit Suisse — Analyst
In terms of the appraisal, where are you seeing the most issues, higher end homes that you are selling and can you quantify that in terms of percentage of homes where you are having issues in terms of the appraisals?
Richard Dugas — Pulte Homes Inc. — President, CEO
As a percentage in the overall I could quantify that for you. We could dig up data, but what I would tell you is that it is across the board — there is some stability at the low end. As we get in to the first move up buyer, where there is foreclosed inventory of first move up homes that are coming back on the market, we are seeing more pressure and again specifically in the markets that you would expect, Phoenix, Arizona; Las Vegas, Nevada; Inland Empire of California; some northern California markets outside of the South Bay and south Florida markets.
Operator
Your next question comes from the line of Ivy Zelman with Zelman & Associates.
Ivy Zelman — Zelman & Associates — Analyst
Good morning everybody. I apologize if you’ve given this already but I don’t think you did say specifically with the total lot count under control at 119,000, can you tell what you say you anticipate for this year what your total land spend would be?
Roger Cregg — Pulte Homes Inc. — EVP, CFO
Yes, Ivy, this is Roger. We are still looking at around $600 to $650 million, in total investment in land development. And to round that out we are looking at $150 million in rolling lot option take downs throughout the year as well. We are still in the range we have been talking about for the first half of this year.
Ivy Zelman — Zelman & Associates — Analyst
Thanks, with respect to that generally, we see a lot of activity starting to come to fruition with respect to land deals, you mentioned, Steve, the small efficient asset, efficient projects with all of the land I’m not sure what percent of the 97,000 that’s owned with the break down that you provided how much is undeveloped. One of the questions analysts ask me is why are builders trying to buy land when they have so much grouped already. We understand why obviously you want to get a better return on distressed the land. One of the things you described, Richard, and your comments relating to the merge with Centex, that you were going to have more finished lots available and that some of the conundrum that the industry faces is that people don’t have enough finished lots and maybe now chasing deals because they are running out of land. I was curious from the 30,000-foot view in your position, what’s really going on out there, is it builders running out of desirable finished lots, are people going to have to start developing ground which means utilizing cash and being impaired before we get started in, we don’t see improve in pricing, if you could give us your perspective, a lot of people will find it helpful.
Richard Dugas — Pulte Homes Inc. — President, CEO
First of all, builders are running out of good lots. A lot of builders have plenty lots that are maybe not in the location they want but in terms of the inventory that people want to sell, builders are running out. A lot of people are expressing interest in lands. One of the opportunity we see from the Centex combination is they have excellent lots in excellent locations in consumer groups that are attractive to us right now, we mentioned before, the Texas locations and the costal Carolina locations that for Pulte are dominated by Del Webb, and frankly we have the opportunity to pick up inventory there that is not only appropriately focused on the buyer group but finished so we don’t have to put a lot of capital in to it. We are excited about the opportunity on land as it relates to Centex. As you can see, they have impaired assets appropriately, Pulte’s impaired appropriately. We feel good about underlying inventory. Any of the deals we are seeing outside of that are small, frankly, opportunistic and we are in a position where we can utilize some of the cash that we have to pick up inventory where we need it, where it makes sense for us, but on a select basis and it’s in markets that we feel good about. We have a allocation market and there are several markets we wouldn’t invest in now but others that we are excited to. Steve I don’t know if you want to provide granularity on land.
Steve Petruska — Pulte Homes Inc. — EVP, COO
Overall basis what is coming out the activity is clearly, I mean because people need the lots. Sales that have occurred over the past rolling 12 to 18 months have been out of the better communities, so therefore, what you are left with is the communities that aren’t performing as well. And builders aren’t seeing the opportunity to — on a select basis pick up some improved lots that we still value at a below cost basis. If we were to go out and even on impaired land try to develop those lots what we are seeing come out is cheaper than what it would cost to finish in today’s environment. So those are very selective, few and far between. We have diligently gone through those with our operators and as Richard said, where necessary and opportunistically we can do it, we feel free to invest a little bit of cash to get those deals done, clearly our opportunity lies in the acquisition and merger with Centex and the acquisition of their finished lots at the right basis and the right place.
Operator
Your next question comes from the line of Nishu Sood with Deutsche Bank.
Nishu Sood — Deutsche Bank — Analyst
Wanted to follow up on Dan’s question earlier on specs. So far this year, I think particularly this quarter you have seen builder shift to more of a spec build model. I’m talking beyond the regular debate that rages every quarter should we build specs or not, you are seeing some builders that are strictly — have been strictly dirt sales in the past putting up more specs to respond to the current demand conditions. It doesn’t sound like you have made a kind of similar philosophical decision this quarter, so far this spring selling season. I wanted to understand the differences in terms of what you are seeing. The order performance that you had this quarter might argue that some more specs have been reported, I wanted to get more color on your thoughts on that.
Richard Dugas — Pulte Homes Inc. — President, CEO
Nishu, it’s Richard. The goal is profitability, not units. Frankly, even one of our large competitors reported today indicated a substantial operating loss on 2000 additional closings from what we had. Specs are not a given in terms of profitability. And we’ve seen a substantial difference in margin between presold units and focusing our organization on selling strength and inventory of finished — excuse me, of lot inventory with homes on it versus spec inventory. So you’re right, there has been a difference in our focus from what you heard from other competitors. Steve you want to add to that?
Steve Petruska — Pulte Homes Inc. — EVP, COO
That will continue to be our focus. To Richard’s point, the margin improvement on a dirt sale relative to spec sale is significant. And we are seeing plenty of activity in our ability to continue to sell dirt, we get in a better position every quarter. We were caught short in the fourth quarter of last year, that is contributed to our problems throughout the first quarter. As we aggressively go after house costs we can price those to-be-built homes at a very competitive price relative to any spec sales that are out there. We are not predominantly in the first time business. I know that with government incentives running out that’s been a significant driver behind some builders putting specs out there. And that’s quite frankly not our business. Currently, we will get into that more with the Centex opportunity. But staying focused on a built-to-order model and staying focused on the operational efficiencies to be able to turn the houses quickly we believe we can deliver a better alternative for consumers wanting to get into the new home market at much higher margins.
Richard Dugas — Pulte Homes Inc. — President, CEO
Nishu, Richard, just one more comment. Let me remind everyone the goal is again, profitability, not size or not unit volume. We intend to be focused on overheads, as we have been to appropriately size the organization for what size business we have, but our view is profitability oversize every day.
Nishu Sood — Deutsche Bank — Analyst
That’s helpful. Second question, I wanted to ask on debt repurchases $180 million I believe you put towards debt repurchase this quarter. With the merger coming you set a target of a $1 billion of debt reduction, just wondering if you could put that in context, is debt reduction going to come from Centex side versus Pulte side? If you could put this quarter debt repurchase in the context of the overall goal.

Roger Cregg — Pulte Homes Inc. — EVP, CFO
I think what we stated since the opening of the merger is to retire basically excess of a $1 billion. We didn’t specifically say how much this is very much in line with our goals naturally when you are looking at the size of that, we are trying to get short-term maturities but you have to look at overall maturity schedule that you have, both Centex and Pulte, to put us in a good position going forward. We will likely do some of each but to be more specific now, I can’t at this point.
Operator
Your next question comes from the line of Ken Zener with Macquarie Capital.
Ken Zener — Macquarie Research Equities — Analyst
Good morning. Could you — units under contraction, percent of closings that were spec and margin spread you faced on those specs?
Roger Cregg — Pulte Homes Inc. — EVP, CFO
This is Roger, Ken. Our difference between what we are selling at spec or what we closed at spec and that dirt, as we will call it roughly has been running around the 600 basis points. As Richard mentioned earlier, when you are dealing with specs and have to give up 600 basis points from a dirt sale that could be significant. Typically last year we were running of our closings now, roughly around 2/3 of our closings were from spec as you had a lot of the cancellations come through. We saw that number spike up in the fourth quarter and the first quarter and the second quarter as we were driving to lower our specs overall. So we were roughly probably in 80% of our closings in the second quarter that were spec, it’s difficult to track those. If we had a dirt sale and it canceled we will call that a spec. As you work through a quarter or work through many quarters, two quarters, get the closing that’s how we are referring to those numbers but it could have been a started spec or just a foundation or sale that turned in to a spec.
Ken Zener — Macquarie Research Equities — Analyst
The units under construction was what?
Mike Schweninger — Pulte Homes Inc. — VP, Controller
Ken, this is Mike. The units under construction at the end of the quarter was approximately 4,500.
Ken Zener — Macquarie Research Equities — Analyst
I realize you are focused on profitability which is good because that’s what shareholders get, could you talk about the perhaps long-term implications of just builders that are focused on profitability and in your case that would imply lower base of units as the cycle recovers verse us a builder that is focused on specs given that the higher volume i.e. higher market share will reside with the spec builder, can you talk about concerns you might have about that or if you don’t have any because the profitability is the key metric.
Richard Dugas — Pulte Homes Inc. — President, CEO
This is Richard. I don’t have any concern with that frankly. We still have most of our communities active. We have not shutdown a huge percentage of our communities. When business improves and we intend to help it improve by not giving away product and building for practice we will have strength in the existing communities and when business does improve, it is same-store sales that are going to see the improvement first, where you don’t have excess spec inventory begging for a discount you are going to see improved margins and improved profitability. And there is a couple of builders in the space that have shown that’s affective model. Good market or bad market. I’m not worried about that. From a market share perspective we will have our fair share of share. Not to use the share word too many times there. But as a builder with a lot of active communities particularly with the pending merger with Centex I’m not concerned about market share. We have a lot of scale in local markets, we have purchasing initiatives that are aggressive. Steve mentioned those have not been factored into the savings equation with the merger. That will be on top of everything we talked about. I don’t think that’s a reason to build units in a tough environment only to have to discount them later.
Operator
Next question comes from the line of Josh Levin with Citi.
Josh Levin — Citigroup — Analyst
Maybe you could tell us how the trend in sales and closing volumes in the Del Webb compared to non-Del Webb business.
Richard Dugas — Pulte Homes Inc. — President, CEO
Anecdotally, Mike has the statistics, maybe he can give you the sign-up numbers. We continue to see great traffic numbers in the Del Webb buyer profile, we are getting them out for the community. Decision making process is taking longer as they wrestle with certainly, loss of equity in their home. We have gotten them over the equity exchange. Our prices are down significantly from when the fist time they looked at the product. Conversion rates are down, mostly based on their whole concept of financing, or finances available for retirement. So we seen conversion rates dropped, even though our traffic maintained a relatively flat number. We view that as good, the buyer is clearly a discretionary buyer, but the trends have been relatively flat to slightly down on a per community basis. We are building some pin-up demand relative to the traffic levels. And we are optimistic that as things start to improve, and we see some continued recovery in the economy that that is very very good for the active adult buyer segment.
Mike Schweninger — Pulte Homes Inc. — VP, Controller
This is Mike, The specifics on the Del Webb about third of our sign-ups for the quarter at 1,067.
Josh Levin — Citigroup — Analyst
Okay. Thank you, one follow up, I guess about two months ago you filed the S-4 and gave projections about how you would adjust Centex’s balance sheet when the deal closes, you have to factor in Centex’s results since that happened, are you comfortable with those projections?
Roger Cregg — Pulte Homes Inc. — EVP, CFO
We are comfortable with what we looked at. We mentioned then and numerous times after that the fact that we weren’t looking for the market to begin to pick up. So we were actually planning through 2010 to be another down year relative to where we were. I think not a lot has changed from that perspective. We are going to wait and see how the market begins to change if it does, out in front of us here. Looking at the things we looked at then we feel comfortable about the transaction overall.
Josh Levin — Citigroup — Analyst
Thank you very much.
Operator
Your next question come from Megan McGrath with Barclays Capital. Please proceed.

Megan McGrath — Barclays Capital — Analyst
Richard, you mentioned the fact that prices stabilized somewhat during the quarter. Just curious, looking forward, assuming we continue to see stabilization, how should we think about the interplay between prices, list prices and incentives, should we see prices go up first, incentives come down first and what will that mean on terms of the margin.
Roger Cregg — Pulte Homes Inc. — EVP, CFO
Megan, we have gone to a more transparent pricing model, like many folks have, it is probable a little of both. Incentives coming down first and then seeing kind of base price stability there. That would be what I would say. The markets are going to recover at different points in one or two markets showing strength. A good example would be Washington DC, with all the federal spending that market is benefiting frankly from more home buying activity. We are able to get a few price increases there, but I would suspect probably incentives coming down first with a base price second. Steve I don’t know if you have any additional comments.
Steve Petruska — Pulte Homes Inc. — EVP, COO
Megan, because we are so focused on cost decrease, sometimes doing cost decrease to get down to a fair market price. You can get cost decrease, 6 or 7% of the house costs maybe margin improvement of 1 or 2%, because you are still reducing your base price by 5%, to compete with foreclosures or other builders building specs. So you got to kind of watch what they are looking at out there from a numbers stand point. Clearly, the markets readjusted, there is a lower based pricing model that is attractive to buyers out there today, they still believe it’s time to get a deal in housing and so your incentives play a little bit to that, but our focus isn’t necessarily on the base price or the incentive it’s on improving the margin on an overall basis at absorption rates that are acceptable level to our overhead necessary to manage that absorption so it’s a tricky question. But I think you see a little bit of everything going on in there.
Megan McGrath — Barclays Capital — Analyst
That’s helpful. Follow up on the margin to get more color, I think that you said last quarter, if I remember correctly that you expected — that you were looking for margins gross margins to be up potentially 50% from the prior quarter. So it looks like they maybe came in below expectations. Just curious did you sell more specs than you expected, did you lower prices a little bit more versus expectations, what were the things behind the gross margin this quarter?
Roger Cregg — Pulte Homes Inc. — EVP, CFO
Megan, this is Roger. When we were having the conversation last quarter I was referring to out in front of us not specifically the second quarter. But I will address the second quarter as well. Looking out we were seeing that our projections and also the backlog were increasing. Not that they were all going to get delivered in the second quarter quite frankly, but my 50% would still be accurate based on last quarters, taking out the impairments so we are still seeing improvements in the margins going forward over the next couple of quarters as well. Looking at the back end of the year as a Pulte stand alone business, seeing prices or excuse me margins increasing 50%. In the second quarter specifically, if you look at it. We closed more specs in the quarter which also pressured that a little bit more, and also had the — our operation in — vertical integrated operation in the southwest, we actually elected to take more cost through the margin side versus what we have been doing in the previous quarters, because of the absorption rates experiencing there. We had about another $4 million run through the margins which costs us roughly 60 basis points more in the quarter because of the level of activity. We constrained the operation there and then elected to take costs directly instead of going through inventory. That also impacted it in the second quarter.
Operator
Your next question comes from the line of Jay McCanless with FTN Equity.

Jay McCanless — FTN Equity — Analyst
Wanted to stay on the segmenting of the market. If you exclude the active adult communities and look at your entry level versus move up, which one performed better in the quarter versus last year?
Richard Dugas — Pulte Homes Inc. — President, CEO
Jay this is Richard, we don’t break it out in that much detail other than the Del Webb versus traditional. I would tell you anecdotally, the first time buyers segment is probably best performer given the $8,000 tax credit for a first time buyer.. California tax credit is now out of money, which helped that as well and the anecdotal evidence we are seeing from other builders and from some peers around the system. Pulte, as you know independent of Centex does not have a huge percentage of our business focused there, which clearly is attractive to us to have more balanced portfolio pro forma after the closing with significant portion of Centex’s business, not only focused on the buyer but also in markets where they have a good position such as Texas.
Jay McCanless — FTN Equity — Analyst
Is there anything in the early trends for 3Q that make you think that move up might be performing better than expected?
Richard Dugas — Pulte Homes Inc. — President, CEO
Jay we are not commenting on third quarter. Steady as she goes so to speak relative to markets haven’t seen big movements one way or another.
Jay McCanless — FTN Equity — Analyst
Thank you.
Operator
Your next question testimony line of Eric Landry with Morningstar.
Eric Landry — Morningstar — Analyst
Roger, could you outline geography of the 119 million in charges.
Roger Cregg — Pulte Homes Inc. — EVP, CFO
Take a look at the P&L, impairments that went to cost of sales, was roughly $109 million. And the land was about $7.3 million. Those would have been the net realizable value adjustments. Very little in the pre (inaudible) was about $300,000 for the quarter.
Eric Landry — Morningstar — Analyst
Okay. You mentioned that the — dirt starts were roughly 600 basis points higher in margin than the spec.
Richard Dugas — Pulte Homes Inc. — President, CEO
For homes closed in the quarter that were presold or spec. That closed in that category, yes.

Eric Landry — Morningstar — Analyst
If I kind of do quick math its significantly below where the SG&A stands right now, if you would could you give us your thinking as to how you are get that rate over — somewhere around SG&A rate in the next period of time.
Roger Cregg — Pulte Homes Inc. — EVP, CFO
This is Roger again, Eric, when for instance coming out of what we talked about the last couple of quarters, reducing the spec. If had the spec you had to move it. What we are seeing now relatively if you look at sign-ups, in the current quarter roughly a little bit more than 50% of them would have been spec in the second quarter. Relative to what we closed in the quarter was 80%. If you are looking at the margins roughly 600 basis point swing, you are swinging from the spec, which is depressing the margin to actually moving over to sales that are going to increase the margin. As we are looking out forward we are beginning to see expansion in the margins over the third and fourth quarter over the balance of this year as we have been seeing in the backlog. Additional to that, we talked about the cost impacts we were trying to drive in the first quarter, they are going to come through not in the closings in the second quarter because homes were under construction at that point. But through the third and fourth quarter we will see the bigger impact in that so that why we felt comfortable of watching that margin expansion going forward to the back end of the year, that’s what we are looking at today to see ourselves get back to profitability as we move away from the specs overall.
Eric Landry — Morningstar — Analyst
Thank you.
Operator
Your next question comes from Dave Goldberg with UBS.
Dave Goldberg — UBS — Analyst
First questions kind of relates back to a question earlier on appraisals, I know you can give the breakout on the issues you had, homes priced under appraisal levels. I wanted to address it a different way, to say we are having issues with appraisal, how frequently are you cutting the price to hit the appraisal amount versus taking the home back in inventory and bringing it back to the market. Trying to get an idea of how you think about that decision making process and how operators are going about that.
Steve Petruska — Pulte Homes Inc. — EVP, COO
We got a specific process for it. Clearly what we will do in most appraisals is we will challenge, if it’s significant below and that means by a couple of hundred bips on the margin. If it’s hurting the operation we challenge. The way the mechanics work is that you cannot challenge the appraisal until the home is finaled and completed. So even on a dirt sale if you got appraisal problem you got to wait until the home is final before you can challenge that appraisal. I would tell you clearly in 90% plus of the cases, we are challenging the appraisal. Because exactly to your point most communities at this point are large scale, we don’t want to hurt our own comps in those communities as we move forward. It’s a recipe for disaster if you take the appraisers price and run with it to the mortgage company and sell the house and discount it at that price. We challenge in almost 90% of the instances. And then I would tell you 75 to 80% of the 90% instances we get some increase in value on the challenged appraisal. And that’s going continue to be our process. It slows things down, maybe to the tune of 30 to sometimes 45 days as we go through the challenged process. We think it’s appropriately to right thing to do, continues to support our ability to maintain pricing on the dirt sales, I think it’s the right thing to do for consumers that are in those communities and buying in those communities. And its kind of matter of course something we will continue to do is challenge those appraisals.

Dave Goldberg — UBS — Analyst
Thank you for a thorough answer. Second question on the cost savings, and the cost savings in the feel from the Centex acquisition, and trying to get an idea of how sensitive the projected amounts are to changes in volume and whether you think the volumes in terms of units are kind of meeting your expectations, exceeding your expectations as you look at Centex’s performance and the combined companies performance, do you think there is more synergy, less synergy, based on a unit sensitivity analysis?
Roger Cregg — Pulte Homes Inc. — EVP, CFO
The numbers we outlined are not real volume dependant. The performance out of Centex is consistent with what we saw through due diligence and had visibility as we worked on the merger integration, we feel good about the numbers we provided. Don’t want to comment beyond that other than to say anything on the procurement side were not factored in there. We are working and expect to work hard on those numbers. We expect to get to $350 million in annualized savings and whatever else we can provide but feel good about those. The volume we are seeing. Level of business is at expectation.
Operator
Next question comes from the line of Carl Reichardt with Wells Fargo Securities. Please proceed.
Carl Reichardt — Wells Fargo Securities — Analyst
Roger, you mentioned community count down 26%, year-on-year, what’s the Webb count down versus the traditional Pulte’s community count down year-on-year?
Steve Petruska — Pulte Homes Inc. — EVP, COO
The Del Webb — I don’t think we have that.
Richard Dugas — Pulte Homes Inc. — President, CEO
Perhaps we could do more digging and get back, we don’t have that at our fingertips.
Carl Reichardt — Wells Fargo Securities — Analyst
Part of the reason to purchase Centex is that relative flexibility in lot supply, if your expectation that after merger might see increase in land sales as you work through markets you might want to pair back on, or how should we think about how you will de-asset the Company if there is going to be any de-assetting.
Richard Dugas — Pulte Homes Inc. — President, CEO
I don’t think there is going to be any de-assetting. From a equity stand point, it’s Pulte’s equity acquiring these lots and we have cash available for opportunistic purchases should we see them else where our intention is not to bulk sale anything or get out of cities or strategically go after things. In your analysis there are precious few head to head competition between Pulte and Centex out in the market given their strategic fit at the entry level and first move up with our predominance in active adult. Save a few isolated communities where we are head to head and there might be a handful of those, I don’t see movement of assets there.

Operator
Your next question comes from the line of Alex Byron with Agency Trading Group.
Alex Byron — Agency Trading Group — Analyst
Was wondering if you had the number for the benefit to gross margin from previous impairments this quarter?
Roger Cregg — Pulte Homes Inc. — EVP, CFO
Alex, this is Roger. Again those numbers are almost getting meaningless as we look over time here, but roughly had about $80 million right around there, that would have contributed in the second quarter.
Alex Byron — Agency Trading Group — Analyst
Okay. My other question was with regards to Centex, have you guys already completed kind of analysis of what their land basis is going to be on your books like to determine if you are going the have goodwill or is that something that gets done after you close the transaction.
Roger Cregg — Pulte Homes Inc. — EVP, CFO
Roger, I mean, yes, that’s all done at the close where you would look at what the value is at that point in time. We tried to outline what we have in the S-4, at a couple of points in time, so that was directional. Certainly a lot of things changed in almost seven months in their business and our business, but directionally, we try to list what we were seeing at that point in time and update it along the way as well with the next filing of the S-4. Again, there would be goodwill associated but all dependant on the stock price, valuation and what you see is moving in the marketplace overall for the fair value of the asset themselves and the liabilities.
Operator
Next question comes from the line of Jim Wilson with JMP Securities, please proceed.
Jim Wilson — JMP Securities — Analyst
Good morning, guys. Wondering if you could give detail I know you gave the Del Webb on impairments, but more detail on the geographies and any thoughts on where we stand or how close to being done any of those parts of the country might be in your review?
Roger Cregg — Pulte Homes Inc. — EVP, CFO
I would say it was all over the country when we looked at a lot of our markets. We had it in the Gulf Coast area, in the southwest, in California, it was spread around , not one area. We found with the Del Webb product this quarter again, the pressure from foreclosures in some of the markets, pricing and the pace, we ended up going back and making adjustments on that, but overall it wasn’t concentrated in one specific
Jim Wilson — JMP Securities — Analyst
Any thoughts for where you see where you stand on impairments and what the future might hold?

Roger Cregg — Pulte Homes Inc. — EVP, CFO
I think you come through every quarter but the good news about this quarter which we have seen differently from other quarters is a stabilization in pricing. Not to say that, again, pace won’t change that in the future or some different outlook, but as pricing gets stable, it gives you a view of the pace becomes stable this the market as well, all those things could indicate an end to it. I can’t predict that today. I don’t think we want to predict that. Just looking, again, at what you are seeing in stability gives us a hope that potentially we are coming to the end of this.
Operator
The last question for today comes from Buck Horn with Raymond James.
Buck Horn — Raymond James — Analyst
Wondering if you could be more specific about Centex and the potential impairments upon closing. I was going through the prospectus, the numbers for $610 million expected to be written off of Centex’s inventory as of March and of course if you look at what they just reported in terms of impairments for this quarter, does that infer that there would be $400 million of write offs that had to be taken when you close the
Roger Cregg — Pulte Homes Inc. — EVP, CFO
Yes, this is Roger, if all assumptions were the same, yes that’s directionally correct. But, again there are nuances as you go through it and assumptions and changes like that as you look at each one of the models. And so technically you would have to go back and fair value every asset. Impairments would be fair value, so, yes, directionally you are correct.
Buck Horn — Raymond James — Analyst
But could be a little bit in excess of 400 million, sounds like its headed.
Roger Cregg — Pulte Homes Inc. — EVP, CFO
Again, you have to go through and do each one there are some move differently than others each time you do it. We have to get a look at it at closing date and then recalibrate our ourselves from that point. All going to depend on what each specific asset is doing over this period versus relative to taking a macro approach to it.
Buck Horn — Raymond James — Analyst
Thank you very much.
Operator
I would now like to turn the call back over the Richard Dugas for any closing remarks.
Richard Dugas — Pulte Homes Inc. — President, CEO
Thank you. Having reached the midway point of 2009 I’m confident in Pulte’s overall financial strength and market position, and while I’m pleased with the strides we have taken I know we have a lot of hard work in front of us to regain profitability and begin moving the Company forward. We would expect on our next quarterly call we will be discussing integration progress following completion with our merger with Centex. Over the near-term, this merger affords Pulte hundreds of millions of dollars in cost savings that no other competitor can achieve going it alone. Longer-term integrating Centex can accelerate and amplify our ability to implement core business strategies and drive improvement in operating and financial results. Thank you for your time this morning, have an excellent day everyone. Thank you for your participation in today’s conference. This concludes the presentation, you may now disconnect. Have a great day.
END
Forward-Looking Statements
This document includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.
Such risks, uncertainties and other factors include, among other things: the ability to obtain regulatory approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Centex’s stockholders to approve the merger agreement; the failure of Pulte’s shareholders to approve either the charter amendment or the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte’s and Centex’s businesses; shortages and the cost of labor; adverse weather conditions which may slowdown the construction of, or damage, new homes built by Pulte or Centex; slow growth initiatives and/or local building moratoria; the ability to utilize net operating losses, built-in losses and other tax credit carryforwards; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte’s and Centex’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2009, respectively, and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.
Additional Information
In connection with the proposed transaction, Pulte and Centex each filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Pulte. The joint proxy statement/prospectus was mailed to Pulte shareholders and Centex stockholders on or about July 21, 2009. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus because it contains important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website at www.sec.gov, by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, Michigan 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.
Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its Form 10-K/A filed with the SEC on July 28, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.